
                                              Exhibit 12

                                       DynCorp and Subsidiaries
                                        Computation of Ratios
                                        (Dollars in Thousands)

(1) Ratio of earnings to fixed charges

                                 For the Six Months
                                       Ended           For the Years Ended December 31, (a)
                                 June 29, June 30,
                                    1995  1994(a)    1994    1993     1992      1991       1990
Fixed Charges
 Interest on debt                $ 8,310 $ 7,876  $14,453 $14,431 $ 14,246  $ 10,892   $  7,760
 Amortization of debt
  discount and expenses              208     220      451     346      383     1,243      1,388
 Interest element of rentals       4,551   2,153    4,762   3,475    3,018     2,960      2,367
                                 $13,069 $10,249  $19,666 $18,252 $ 17,647  $ 15,095   $ 11,515

Earnings
 Earnings (loss) from continuing
  operations and before income
  taxes and extraordinary items  $   721 $  (745) $(1,458)$(2,244)$(13,944) $(13,130)  $(11,397)
 Interest on debt                  8,310   7,876   14,453  14,431   14,246    10,892      7,760
 Amortization of debt discount
  and expense                        208     220      451     346      383     1,243      1,388
 Interest element of rentals       4,551   2,153    4,762   3,475    3,018     2,960      2,367
 Minority interest (pre-tax)        (992)   (773)  (1,660) (1,418)       -         -         -
                                 $12,798 $ 8,731  $16,548 $14,590 $  3,703  $  1,965   $    118

Deficiency in earnings available
  to cover fixed charges         $   271 $ 1,518  $ 3,118 $ 3,662 $ 13,944  $ 13,130   $ 11,397


  (a)  Restated for the discontinued operations of the Commercial Aviation business.

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